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                                                                      EXHIBIT 12

                        GATX CORPORATION AND SUBSIDIARIES

           COMPUTATION OF RATIOS OF EARNINGS TO COMBINED FIXED CHARGES
                          AND PREFERRED STOCK DIVIDENDS

                         (IN MILLIONS EXCEPT FOR RATIOS)

                                                                       2000           1999           1998
                                                                      -------        -------        -------
Earnings available for fixed charges:
  Income from continuing operations                                   $  30.8        $ 126.3        $ 114.2
Add (deduct):
  Income taxes                                                           22.7           82.8           86.0
  Share of affiliates' earnings, net of
      distributions received                                            (44.1)         (42.6)           3.5
  Interest on indebtedness and amortization of
      debt discount and expense                                         242.6          179.9          180.5
  Portion of operating lease expense
      representative of interest factor (deemed to be one-third)         59.6           51.0           46.5
                                                                      -------        -------        -------

Total earnings available for fixed charges                            $ 311.6        $ 397.4        $ 430.7
                                                                      =======        =======        =======

Preferred stock dividends                                             $    .1        $    .1        $    .1
Ratio to convert preferred dividends to
  pretax basis                                                            174%           166%           175%
                                                                      -------        -------        -------

Preferred dividends on pretax basis                                        .2             .2             .2

Fixed charges:
  Interest on indebtedness and amortization of
      debt discount and expense                                         242.6          179.9          180.5
  Capitalized interest                                                   10.4            4.3            2.1
  Portion of operating lease expense
      representative of interest factor (deemed to be one-third)         59.6           51.0           46.5
                                                                      -------        -------        -------

Combined fixed charges and preferred
  stock dividends                                                     $ 312.8        $ 235.4        $ 229.3
                                                                      =======        =======        =======

Ratio of earnings to combined fixed charges and
  preferred stock dividends (A)                                          .99x          1.69x          1.88x

(A) The ratio of earnings to fixed charges represents the number of times "fixed charges" are covered by "earnings." "Fixed charges" consist of interest on outstanding debt and amortization of debt discount and expense, adjusted for capitalized interest and one-third (the proportion deemed representative of the interest factor) of operating lease expense. "Earnings" consist of consolidated net income before income taxes and fixed charges, less share of affiliates' earnings, net of distributions received.

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